September 12, 2008	Altra Industrial Motion, Inc. 14 Hayward Street Quincy, MA 02171 Tel 617.328.3300
Terence O’Brien
Branch Chief Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Altra Industrial Motion, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 File No. 333-124944
Dear Mr. O’Brien:
This letter responds to the comments raised in your letter dated August 26, 2008 regarding your review of the Form 10-K for Fiscal Year Ended December 31, 2007 (the “Form 10-K”) of Altra Industrial Motion, Inc. (“we” or the “Company”). We have repeated your comments 1 through 9 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 26
1.	Comment: In future filings, please expand your discussion of critical accounting policies, specifically goodwill and retirement benefits to address the existence of material estimates or assumptions, how these matters may affect the financial statements and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.
•	With regards to your retirement benefits policy, please ensure that your policy discussion includes a sensitivity analysis of the effect of changes in your material assumptions, such as your discount rates, future compensation levels, expected return on plan assets, and mortality rates.

•	With regards to your goodwill and Intangible assets policy, please disclose how you assess your indefinite lived trade names and trademarks for impairment. Your current disclosure refers to impairment testing of indefinite lived assets under a SFAS 142 approach with goodwill. Please tell us and disclose how your impairment testing complies with paragraph 8 of SFAS 144.

•	Additionally, please ensure your goodwill policy includes discussion on how you determined your reporting units and your basis for determining the units under paragraphs 30 – 36 of SFAS 142.
Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Terence O’Brien
Securities and Exchange Commission
September 12, 2008

Response: In providing this response, we have referred to the Commission’s guidance in Release No. 33-8350 concerning critical accounting estimates.

In future filings, we will expand our discussion of critical accounting policies, specifically retirement benefits and goodwill, in the following manner.

With respect to retirement benefits, we will include a discussion of each material assumption that impacts the amounts reported in our financial statements related to our retirement benefits, including sensitivity analysis related to discount rates, expected return on plan assets and mortality rates. Please note that our benefit plans are structured such that the related retirement benefits are not impacted by future compensation levels.

With respect to our goodwill and intangible assets policy, management tests the Company’s indefinite lived intangible assets (trade names and trademarks) for impairment annually in accordance with the provisions of paragraph 17 of Statement of Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets. In addition, as part of our financial statement close process each quarter, we consider whether any events or conditions exist that may indicate that the carrying value of any of our long-lived assets (including indefinite lived intangible assets) may not be recoverable as described in paragraph 8 of SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets. These events or conditions could include any of the example situations provided in paragraph 8 as well as a decline in sales of a certain brand, the permanent loss of a large customer, a decline in earnings or some other material adverse change in our business. If we determine that an impairment of our indefinite lived intangible assets has occurred, the impaired asset would be written down to its fair value with a charge to current period earnings. In future filings, we will supplement our disclosure in Management’s Discussion and Analysis related to our indefinite lived trade names and trademarks with disclosure similar to that which is found in the Notes to Consolidated Financial Statements (Note 1) contained in the Form 10-K.

In future filings, we will also expand our disclosure related to goodwill impairment to include discussion on how we determined our reporting units and our basis for determining those reporting units. The expanded disclosure will discuss the fact that the identification of our reporting units is based on an analysis of the components of our operating segment and that this determination and the allocation of assets and liabilities to these reporting units sometimes involves the use of judgments and estimates.
Non-GAAP Financial Measure, page 28
2.	Comment: Based on your disclosures it appears as if you use EBITDA to measure performance. With regards to this non-GAAP measure please address the following:
•	Your disclosure of material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure includes limitations that appear to be more cash flow or liquidity related. For example, you indicate that EBITDA does not reflect cash expenditures for capital expenditures and changes in cash requirements. Please revise, in future filings, to identify each item you eliminate and

Terence O’Brien
Securities and Exchange Commission
September 12, 2008

clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure;

•	Additionally, if you are using EBITDA as a performance measure, your disclosure should not refer to operating income (loss) or any cash flow measure as this leads a reader to believe that you also use EBITDA as a liquidity measure; and

•	We note your reconciliation to net income on page 30; however, please consider including this reconciliation in tabular format in your critical accounting policy in accordance with Rule 10(e) of Regulation S-K.
Response: In future filings, we will discontinue the disclosure and discussion of EBITDA as a performance measure. Previously, management and the Company’s stakeholders felt this was an important measure due to our highly leveraged position. The Company’s leverage has been decreased significantly in recent years. If in the future we decide that disclosure of EBITDA within or outside of our SEC filings is appropriate, it will be reconciled in a tabular format from net income in accordance with Rule 10(e) of Regulation S-K and we will discuss how each adjustment limits the usefulness of EBITDA as a performance measure.
Results of Operations
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 29
3.	Comment: You disclose that the increase in sales during 2007 related to the full year inclusion of previous acquisitions, price increases, strong distribution sales and the strength of several key markets, including energy, primary metals and mining. Please revise disclosure, in future filings, to provide a more detailed discussion of what led to the price increases, strong distribution sales and the strength of several key markets. These factors appear to relate to half of the year over year increase and should be discussed in greater detail. For example, were your strong distribution sales a result of any changes in the products or services your distributors provide to your customers? Were any new technologies or manufacturing techniques implemented during the year that warranted a price increase? Were your price increases a result of price increases in copper or steel that were passed through to your customers?

Response: In future filings, we will provide further detail surrounding the increase or decrease in net sales.
Year Ended December 31, 2006 Compared to Year Ended December 31. 2005, page 31
4.	Comment: We note your discussion of a $3.0 million termination fee and a $1.0 million transaction fee paid to Genstar during 2006. Tell us and disclose, in future filings, the nature of these payments and please ensure your response and revised disclosure discusses any future obligation(s) to Genstar and the impact any future payments may have on liquidity and operations.

Response: In 2004, we entered into an advisory services agreement with our principal equity sponsor, Genstar Capital L.P. (“Genstar”), whereby Genstar agreed to provide certain management, business strategy, consulting, financial advisory and acquisition related services to

Terence O’Brien
Securities and Exchange Commission
September 12, 2008

the Company. The agreement provided for the payment to Genstar of an annual consulting fee of $1.0 million, reimbursement of out-of-pocket expenses incurred in connection with the advisory services and an advisory fee of 2.0% of the aggregate consideration relating to any acquisition or dispositions completed by the Company. The advisory services agreement was terminated following the completion of the initial public offering of our parent company, Altra Holdings, Inc., in December 2006 and the Company has no future obligations to Genstar. The $3.0 million fee discussed in our Form 10-K was paid to Genstar to terminate the advisory services agreement. As a result, no amounts have been paid to Genstar since 2006 or are currently due to Genstar and no future payments are expected to be made to Genstar. To the extent our future filings include our fiscal 2006 operating results, we will supplement our disclosure related to the status of this agreement with Genstar within the Management’s Discussion and Analysis section of such future filings with disclosure similar to that which is included in the Notes to Consolidated Financial Statements (Note 13) contained in the Form 10-K.
Liquidity and Capital Resources, page 31
5.	Comment: With regards to your three U.S. collective bargaining agreements that will expire over the next two years, we note that one of your agreements contains provisions for lump sum payments for severance. Tell us and disclose, in future filings, the impact, if any, these agreements and their payout provisions would have on the Company liquidity and operations.

Response: The severance payments referred to in the Form 10-K are due as a result of a Plant Closure Agreement with the union workforce at our Erie, PA facility. The expected amounts to be paid under this agreement, along with other severance amounts to be paid by the Company, are disclosed in our Restructuring footnote in the Notes to Consolidated Financial Statements (Note 15) and amounted to approximately $0.7M as of December 31, 2007. As such, the Plant Closure Agreement and related payout provisions are not expected to have a material impact on future operations or liquidity. If the amounts paid or remaining to be paid are material in future periods, we will expand our Liquidity and Capital Resources disclosures in future filings to include a discussion of the impact of such payments on liquidity and operations. Currently, we have no plans to close additional plants that are subject to collective bargaining agreements and therefore do not expect to have any additional payment obligations. In the future, if we decide to close one of these plants, we will include disclosure in Liquidity and Capital Resources discussing the impact on future operations and liquidity.

6.	Comment: Considering your significant levels of indebtedness at December 31, 2007, revise your liquidity section, in future filings, to discuss in detail the impact of your indebtedness on operations, liquidity and cash flows and on your ability to obtain additional financing, your vulnerability to interest rate changes, and your ability to service debt under other debt arrangements.

Response: In future filings, we will update our disclosure in the liquidity section to further elaborate on the impact of the Company’s level of indebtedness on our operations, liquidity and cash flows as well as our ability to obtain additional financing and service our debt. We do not believe our vulnerability to interest rate changes is significant because approximately 95% of our borrowings are fixed rate loans.

Terence O’Brien
Securities and Exchange Commission
September 12, 2008

Item 7A. Qualitative and Quantitative Information about Market Risk, page 36
7.	Comment: Considering your existing disclosures regarding the significant price increases from 2004 to 2007 of copper and steel of approximately 162% and 40%, respectively, a discussion of commodity price risk management strategies appears appropriate. Please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your commodity price exposure, your risk management strategies, or if you don’t manage this risk, a statement disclosing that fact.

Response: In future filings, we will discuss our commodity price exposure and our risk management strategies in accordance with Item 305(b) of Regulation S-K. The expanded disclosure will be similar to “We have exposure to changes in commodity prices principally related to metals including steel, copper and aluminum. The Company primarily manages the risk associated with such increases through the use of surcharges or general pricing increases for the related products. The Company does not engage in the use of financial instruments to hedge its commodities price exposure.”
Note 4. Discontinued Operations, page 50
8.	Comment: The amount of income taxes allocated to discontinued operations appears significant. Please tell us how you arrived at this income tax amount and how your accounting complies with GAAP.

Response: In December 2007, we sold certain subsidiaries comprising the “Electronics Division” of TB Wood’s Corp (“TB Wood’s”) and classified them as discontinued operations in accordance with the provisions of SFAS 144, Accounting for the Impairment and Disposal of Long-lived Assets. The discontinued operations line in our 2007 income statement includes both the results of operations of the Electronics Division for the period from the date of acquisition (April 5, 2007) to December 31, 2007 as well as the gain/loss on the disposal of the businesses. The acquisition of TB Wood’s stock was accounted for in accordance with the provisions of SFAS 141, Business Combinations, and accordingly all assets acquired and liabilities assumed were recorded at fair value on the date of acquisition. Because the transaction was an acquisition of stock, the historical tax basis in the stock acquired was carried over and became the tax basis for the Company resulting in significant book-tax basis differences. In accordance with paragraph 30 of SFAS 109, Accounting for Income Taxes, deferred tax liabilities were not recorded in connection with the non-deductible goodwill resulting from the acquisition. In addition, there were significant differences between the outside and inside basis in the foreign subsidiaries’ stock that was sold as part of the disposal. As a result of these book-tax basis differences, we realized a significant gain on the sale of the businesses for tax purposes but a much smaller gain for book purposes. As such, the tax expense on the gain resulted in tax expense on the discontinued operations that is significantly larger than one might expect when compared to the income from discontinued operations before taxes disclosed in Note 4 to our financial statements. We will expand the disclosure in future filings to clarify this unusual relationship between tax expense and income before taxes for our discontinued operations.

In order to arrive at the income taxes on our discontinued operations, we performed our intra-period tax allocation using the approach commonly referred to as the “with-and-without approach” outlined in paragraphs 35 and 38 of SFAS 109 and Emerging Issues Task Force

Terence O’Brien
Securities and Exchange Commission
September 12, 2008

(EITF) Topic No. D-32, Intra-period Tax Allocation of the Tax Effect of Pretax Income from Continuing Operations. Under this approach, the tax effect of an item is the difference between total tax expense calculated without the item and the total tax expense calculated with the item.
Note 16. Commitments and Contingencies, page 65
9.	Comment: We note your discussion on page 15 with regards to your product liability claims. Please tell us the nature of these claims and disclose the amount, if any, you have accrued for these damages. Further, to the extent that it is reasonably possible that you will incur a loss greater than amounts already accrued, please disclose an estimate of this additional loss or range of loss, or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Response: From time to time, we are subject to product liability claims. These claims typically arise when someone claims to have been injured or caused financial harm by one of our products. Product liability claims against the Company have historically been dismissed or settled for insignificant amounts. As of December 31, 2007 and 2006, there were no product liability claims for which management believed a loss was probable. As a result, no amounts were accrued in the consolidated balance sheets for product liability losses as of those dates and no disclosures were made in our Commitments and Contingencies footnote. In future filings, we will continue to ensure that probable and estimable loss contingencies are properly accrued in our consolidated financial statements in accordance with the provisions in paragraph 8 of SFAS 5, Accounting for Contingencies, and that loss contingencies not meeting the criteria for accrual in paragraph 8 are properly disclosed in our footnotes in accordance with the provisions in paragraph 10 of SFAS 5.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (617) 689-6380 or Todd Patriacca, Vice President Finance and Corporate Controller at (617) 689-6252.
Sincerely,
ALTRA INDUSTRIAL MOTION, INC.

By:	/s/ Christian Storch Christian Storch
Chief Financial Officer